MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

October 13, 2023

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 75 to Registration Statement on Form N-1A for MFS Series Trust XVI (the "Trust") on behalf of MFS Prudent Investor Fund (the "Fund") (File Nos. 2-36431 and 811-02032)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to the comments of the staff of the U.S. Securities and Exchange Commission (the "SEC") received by telephone call on September 21, 2023, regarding the above-referenced Post-Effective Amendment (the "PEA"), which was filed with the SEC on August 28, 2023. The PEA was filed for the purpose of updating disclosure in connection with changes to the investment objective and principal investment strategies of the Fund. For your convenience, each comment is summarized below, followed by MFS' response. Any term that is used, but not defined, in this letter retains the same meaning as used by MFS in the PEA.

Prospectus Comments:

1.	Comment:	Please disclose that the Expense Example includes any expense waiver arrangement(s) and/or reimbursement(s) for the period(s) for which the expense waiver arrangement is expected to continue.

Response:
We confirm that, in accordance with Item 3 of Form N-1A, the Expense Example reflects the fee waiver and/or expense reimbursement only for the period for which the expense reimbursement and/or fee waiver arrangement is expected to continue. As noted in the footnote to the "Annual Fund Operating Expenses" table, the Fund’s fee waiver and expense reimbursement will be in effect until at least October 31, 2024. However, we are not aware of any requirement to include disclosure to this effect for the Expense Example included in the Prospectus and, therefore, we respectfully decline to amend the Fund’s Expense Example disclosure.

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Securities and Exchange Commission
October 13, 2023

2.	Comment:	In the “Principal Investment Strategies” disclosure in the Summary and Statutory sections of the Prospectus for the Fund, please clarify how the Fund seeks to reduce the volatility of its returns in relation to the MSCI World Index.

Response:
We believe that the current “Principal Investment Strategies” disclosure taken in its entirety, which communicates how MFS allocates the Fund’s assets across different asset classes and selects individual investments, sufficiently describes how MFS seeks to reduce the volatility of the Fund’s returns relative to the MSCI World Index. However, in an effort to clarify this point, the sentence stating that MFS seeks to reduce the volatility of the Fund’s returns relative to the MSCI World Index will be moved towards the end of the “Principal Investment Strategies” section so that it follows the overall description of the Fund’s principal investment strategies. In particular, the sentence will be inserted as the twelfth paragraph in the Summary and Statutory sections of the Fund’s prospectus following the paragraph describing how MFS selects individual securities.

SAI Comment:

3.	Comment:	With respect to the Fund’s industry concentration limitation disclosed in the Fund’s SAI, please update this disclosure to reflect the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring a fund's industry concentration limit.

Response:
Although we are aware of the SEC Staff's position that a fund should look through to the holdings of affiliated underlying funds and consider whether an unaffiliated fund is concentrated when monitoring a fund's industry concentration limit, MFS is not aware of any SEC requirement to look-through to underlying funds when monitoring a fund's industry concentration limit and, as such, we respectfully decline to amend the Fund’s industry concentration limitation disclosure.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

/S/ WILLIAM B. WILSON
William B. Wilson
Assistant Vice President and Senior Counsel
MFS Investment Management

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